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                                                                    EXHIBIT 99.1


                              CAUTIONARY STATEMENT

         Integ Incorporated ("Integ" or the "Company"), or persons acting on behalf of the Company, or outside reviewers retained by the Company making statements on behalf of the Company, or underwriters, from time to time, may make, in writing or orally, "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995 (the "Act"). This Cautionary Statement is for the purpose of qualifying for the "safe harbor" provisions of the Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from those projected in such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

         The following matters, among others, may have a material adverse effect on the business, financial condition, liquidity, results of operations or prospects, financial or otherwise, of the Company. Reference to this Cautionary Statement in the context of a forward-looking statement shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those which might be projected, forecast, estimated or budgeted by the Company in such forward-looking statement or statements:

Development of New Technology; Dependence on the Strategic Alliance and LifeGuide(TM)System; Uncertainty of Market Acceptance

         The Company's future success is dependent upon the success of its alliance with Amira Medical, and the successful development, of the LifeGuide(TM) System, which is ongoing and the complete efficacy of which has not yet been demonstrated. Under the terms of the strategic alliance, the Company and Amira are jointly responsible for the development of the LifeGuide System. The Company and Amira submitted clinical protocols to the FDA for review and the FDA requested modifications to the protocol submitted. Prior to initiating clinical trials, the Company expects to conduct additional pre-clinical trials to confirm the protocol additions and to verify system performance and intended use. The studies, in addition to a decision to evaluate additional product changes before clinical trials to improve user features will delay initiation of clinical trials beyond second quarter 2000. There can be no assurance that unforeseen problems will not occur in research and development, clinical testing, regulatory submissions and clearance or approval, product manufacturing and commercial scale up, marketing or product distribution. Any such occurrence could materially delay the commercialization of the LifeGuide System or prevent its market introduction entirely. Further, even if successfully developed, the commercial success of the LifeGuide System will depend upon its acceptance as an accurate, reliable and cost-effective alternative to existing blood glucose monitoring techniques. The glucose monitoring industry is currently dominated by several companies with established markets and distribution channels. Because the proposed LifeGuide System will represent a new practice in the monitoring of glucose levels, the Company is unable to predict how quickly, if at all, its products will be accepted by members of the medical community and people with diabetes.

Dependence on Amira for Continued Funding; History of Operating Losses; Accumulated Deficit; Expectation of Future Losses and Availability of Financing in the Year 2000

         The Company has generated no revenue and has sustained significant operating losses each year since its inception. As of December 31, 1999, the Company had an accumulated deficit of $49.4 million. Net losses for the years ended December 31, 1997, 1998 and 1999 were approximately $11,564,000, $11,086,000 and $7,844,000, respectively, and the Company expects such losses to continue through 2000 and to increase at least through the end of 1999. In February 2000, the Company announced that Amira agreed to provide funding of up to $5.6 million through purchases of Series B Preferred Stock for continued LifeGuide System development during the year 2000. Commencing April 2000, the Company will be dependent upon sales of Series B Preferred Stock to Amira to meet its operating expenses. The Company will receive a fixed percentage of profit over its costs up to a certain cap in producing the LifeGuide Key, which is not based upon the price that the LifeGuide System may sell at. In consideration of entering into the strategic alliance with Amira, the Company received an option to require Amira to acquire the Company upon the occurrence of certain circumstances. In the event that the Company is not able to exercise the option, there would be a material adverse effect on the Company's results of operations, business and financial condition.

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         Adequate funds for the Company's operations, whether from third parties, financial markets or from other sources, may not be available when needed on terms attractive to the Company or at all. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its programs designed to facilitate the commercial introduction of the LifeGuide System or prevent such commercial introduction altogether. Amira will also fund any additional equipment and tooling required to produce the LifeGuide System. It is unlikely that the Company will be able to sell a sufficient number of LifeGuide Keys to Amira to meet its operating expense or to attain profitability.

Corporate Alliance

         The Company announced on April 5, 1999 that it formed a strategic alliance with Amira Medical to jointly develop a new generation of home glucose monitoring tests utilizing interstitial fluid (ISF). In connection with this strategic alliance, the Company is subject to risks associated with integrating its operations and personnel with Amira, which could result in a potential disruption to the business of the Company and potential diversion of management time and attentions. The Company agreed to use the application of its ISF sampling technology in the field of glucose measurement exclusively in connection with the strategic alliance. There can be no assurance that any glucose measurement products or technologies of Amira will be effectively assimilated into or integrated with the Company's ISF sampling technology. If the strategic alliance were not successful, the Company's ability to continue its existence or identify suitable business alliances or opportunities or business combinations with another third party would be limited.


Limited Clinical Testing Experience; Uncertainty of Obtaining FDA Clearance or Approval

         Testing of the LifeGuide System has been performed on prototypes solely by Company and Amira personnel under controlled circumstances. The FDA has informed the Company and Amira that a Premarket Approval application (PMA) is the most likely submission which will be required to permit commercialization of the LifeGuide System in the United States. Under the strategic alliance, Amira is responsible for obtaining FDA approval. There can be no assurance that the Company and Amira will not encounter problems in clinical testing which will cause delays in the commercialization of the LifeGuide System, and there can be no assurance that the LifeGuide System will prove to be accurate and reliable on a consistent basis. Even if accurate and reliable, there can be no assurance that such testing will show the LifeGuide System to be safe or effective. There can also be no assurance that the required FDA clearances will be obtained on a timely basis or at all. Amira has limited experience in obtaining regulatory approval.

Highly Competitive Markets; Risk of Technological Obsolescence

         The glucose monitoring industry is characterized by continuously evolving technology and intense competition, and the market is currently dominated by several companies with established products and distribution channels. In addition, other companies are attempting to develop minimally or non-invasive glucose monitoring products competitive with the proposed LifeGuide System. There can be no assurance that the Company's competitors and potential competitors will not succeed in developing or marketing technologies and products that will be more accepted in the marketplace than the proposed LifeGuide System or that would render the Company's technology and proposed device obsolete or noncompetitive. In addition, numerous researchers are investigating alternative treatments or cures for diabetes. If any of these efforts are successful in reducing the complications associated with diabetes and can be cost-effectively provided to people with diabetes, the need for the Company's products could be mitigated or become entirely nonexistent.

         Most of the Company's competitors and potential competitors have substantially greater capital resources, research and development staffs and facilities than the Company. In addition, most of the Company's competitors and potential competitors have substantially greater experience than the Company in research and new product development, obtaining regulatory approvals and manufacturing and marketing medical devices. Many of the Company's potential competitors have already entered into distribution and marketing agreements with major marketing partners. Competition within the glucose monitoring industry could also result in reductions of the prices of the Company's products and the use of purchase incentive programs that could adversely affect the Company's revenues and profitability.

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Lack of Manufacturing Capability; Dependence on Suppliers

         The Company's LifeGuide System is still in development. To be successful, LifeGuide System must be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining product quality and acceptable manufacturing costs. The LifeGuide Key will be assembled by the Company from components to be purchased from outside suppliers. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supplies and shortages of personnel. There can be no assurance that Amira will be able to install and qualify subsequent commercial productions lines on a timely basis or at all. There also can be no assurance that the Company will be able to achieve and maintain product quality and reliability when producing the LifeGuide System in the quantities required for commercial operations or within a period that will permit the Company to introduce its products in a timely fashion, or that the Company will be able to assemble and manufacture its products at an acceptable cost.

Dependence on Patents and Proprietary Technology

         The Company's success will depend in part on its ability to obtain patent protection for its proposed products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. Under the terms of the strategic alliance, if the Company were to breach the Development Agreement, it will be deemed to have granted to Amira an exclusive license to all of the Company's technology relating to ISF developed after the date of the strategic alliance and a coexclusive license to the Company's tehnology relating to ISF developed prior to the date of the strategic alliance. The Company pursues a policy of seeking patent protection for each of the areas of invention embodied in the LifeGuide System. The Company has four issued United States patents relating to the method of drawing an ISF sample from the outer layers of the skin, as well as three related US patents. The company has several pending United States patent applications directed toward various aspects of the technologies underlying the LifeGuide System. The Company has also filed two corresponding PCT foreign patent applications related to its sampling methods, in order to seek similar patent protection outside the United States. The first of these has received a favorable PCT option and has been filed in Europe and three non-European countries. The European application has been granted and is being filed in selected member states. There can be no assurance, however, that any additional patents will be issued, that the scope of any patent protection granted to the Company will prevent competitors from introducing products competitive with the LifeGuide System or that any of the Company's patents will be held valid or enforceable if subsequently challenged. Patenting medical devices involves complex legal and factual questions, and there is no consistent policy regarding the breadth of claims which issue pertaining to such technologies. The Company also relies upon unpatented trade secrets, and no assurance can be given that others will not independently develop or otherwise acquire unpatented technologies substantially equivalent to those of the Company. In addition, even if the patents for which the Company has applied are ultimately issued, other parties may hold or receive patents that contain claims covering the LifeGuide System and which may delay or prevent the sale of the LifeGuide System or require licenses resulting in the payment of fees or royalties by the Company in order for the Company to carry on its business. There can be no assurance that needed or potentially useful licenses will be available in the future on acceptable terms or at all.

         There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation could result in substantial costs to and a diversion of effort by the Company, but may be necessary to enforce any patents issued to the Company, protect trade secrets or know-how owned by the Company, defend the Company against claimed infringement of the rights of others or determine the scope and validity of the proprietary rights of others. The Company is not currently a party to any patent or other litigation. The Company routinely monitors patent issuance by others in its industry. There can be no assurance that third parties will not pursue litigation that could be costly to the Company. An adverse determination in any litigation could subject the Company to significant liabilities to third parties, require the Company to seek licenses from or pay royalties to third parties or prevent the Company from manufacturing, selling or using its proposed products, any of which could have a material adverse effect on the Company's business and prospects.

Government Regulation; Need for Additional Government Clearance or Approval

         Government regulation in the United States and other countries is a significant factor in the Company's business. The LifeGuide Key will be regulated by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act, as amended (the "FDC Act"), the Safe Medical Devices Act of 1990 (the "SMDA"), and the

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FDA Modernization Act (the "FDAMA"). Manufacturers of medical devices must comply with applicable provisions of the FDC Act, the SMDA, the FDAMA and certain associated regulations governing the development, testing, manufacturing, labeling, marketing and distribution of medical devices and the reporting of certain information regarding their safety. The FDC Act, the SMDA, and the FDAMA require authorization from the FDA before medical devices, such as the Company's proposed LifeGuide System, can be marketed.

         The Company has not obtained FDA clearance or approval to market the LifeGuide System. The regulatory process may delay the marketing of new products for lengthy periods, impose substantial additional costs and provide an advantage to those of the Company's competitors who have greater financial resources. FDA marketing clearance and approval regulations depend heavily on administrative interpretation. There can be no assurance that interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. There can be no assurance that the required clearance or approval will be obtained in a timely manner, or at all. In addition, even if obtained, FDA clearance and approval decisions are subject to continual review, and if the FDA believes that the Company is not in compliance with the FDC Act, the SMDA, the FDAMA, or their associated regulations, it can institute proceedings to detain or seize the Company's products, require a recall, enjoin future violations and assess civil and criminal penalties against the Company, its directors, officers or employees. The FDA may also withdraw market clearance or approval for the Company's products or require the Company to repair, replace or refund the cost of any device manufactured or distributed by the Company.

         The FDC Act will regulate the Company's development, quality control and manufacturing procedures by requiring the Company to demonstrate compliance with current Good Manufacturing Practices as implemented through the Quality System Regulation. The FDA monitors compliance with these requirements by requiring manufacturers to register with the FDA, which subjects them to periodic FDA inspections of their manufacturing facilities. In order to ensure compliance with these requirements, the Company will be required to expend time, resources and effort in the areas of production and quality control. If violations of the applicable regulations are noted during FDA inspections, the continued marketing of any products manufactured by the Company may be halted or adversely affected.

Dependence on Key Personnel; Need for Additional Personnel

         The success of the Company is dependent in large part upon the ability of the Company to attract and retain key management and operating personnel. Qualified individuals are in high demand and are often subject to competing offers. There can be no assurance that the Company will be able to attract and retain the qualified personnel needed for its business. The loss of the services of members of the Company's research, manufacturing or management group or the inability to hire additional personnel as needed would likely have a material adverse effect on the Company's business and prospects.

Product Liability Risk; Limited Insurance Coverage

         The Company faces an inherent business risk of exposure to product liability claims in the event that an end-user is adversely affected by its prospective products. The Company currently carries a product liability insurance policy covering the Company's clinical testing with an aggregate limit of $1.0 million. Although the Company expects to obtain product liability insurance coverage in connection with the commercialization of the LifeGuide System, there can be no assurance that such insurance will be available on commercially reasonable terms, or at all, or that such insurance, even if obtained, would adequately cover any product liability claim. A product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the business and prospects of the Company.

         The foregoing review of factors pursuant to the Act should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of the Act.

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